UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On February 19, 2026, the Board of Directors of Wearable Devices Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s 2024 Global Equity Incentive Plan by 1,431,713 from 2,473,856 to 3,905,569.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8  (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-291100) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: March 2, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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